333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

August 18, 2023

Mr. Ruairi Regan
Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NRI Real Estate Investment and Technology, Inc. (formerly known as NRI Real Token Inc.) Amended Registration Statement on Form 10 Filed January 17, 2023 File No. 000-56395

Dear Mr. Regan:

On behalf of our client, NRI Real Estate Investment and Technology, Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated April 10, 2023, with respect to the Company’s Amendment No. 5 to the Registration Statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission on January 17, 2023.

We have revised the Registration Statement in response to the Staff’s comments, and the Company is filing Amendment No. 6 to the Registration Statement on Form 10 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amended Registration Statement on Form 10

Business, page 1

1.	You state that DriveWealth, LLC has “agreed to act as a custodian to facilitate the holding and trading of untokenized shares of common stock in electronic book entry form as required by the Templum Markets ATS.” Please clarify in what manner DriveWealth will be acting as the custodian for the untokenized shares, including whether these shares will be registered in the name of DriveWealth on the books and records of the Transfer Agent, and that DriveWealth will keep a record of the underlying holders of the untokenized shares. To the extent the shares will be registered in the name of the holders of the untokenized shares on the books and records of the Transfer Agent, with DriveWealth performing some other function to facilitate that process, please clarify this and describe the function performed by DriveWealth.

The ability to trade untokenized shares of our common stock held in book entry form commenced in January 2023 under an agreement with DriveWealth and Templum Markets, under which DriveWealth agreed to act as a custodian to facilitate the holding and trading of book entry untokenized shares of common stock. The shares will be registered in the name of DriveWealth for the benefit of the underlying holders on the books and records of the Transfer Agent. DriveWealth will keep a record of the underlying holders of the untokenized shares.

NRI Real Estate Investment and Technology, Inc.

August 18, 2023

Investment Company Act Limitations, page 5

2.	Please rephrase the third sentence as a belief of the Company rather than a statement of fact (e.g., “The Company believes that its interest…”). Also, please add the following sentence at the end of your disclosure: “There can be no assurance that we will be able to remain in compliance or maintain the relevant exemptions from registration as an investment company or maintain the relevant exclusions from the definition of ‘investment company.’ ”

In response to the Staff’s comment, the Company has revised the disclosure contained on page 5 of the Amended Registration Statement.

Risk Factors

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act., page 8

3.	Please revise your disclosure in this risk factor.

●	Please add language addressing whether and how the Company may be an investment company (or intends to rely on an exemption or exclusion from such definition) assuming (for the sake of argument) that the Company’s interest in the Operating Partnership is or is deemed to be a “security” for purposes of the Investment Company Act.

●	In the second sentence of the fourth paragraph (which begins, “In the context of a parent company…”), please replace the phrase “be devoted to” with the phrase “are employed in.”

●	In the third sentence of the sixth paragraph (which begins, “The Operating Partnership’s subsidiaries’…”), please replace “The Operating Partnership’s” with the phrase “Each of the Operating Partnership’s.”

●	In the second sentence of the seventh paragraph (which begins, “Further, we believe…”), please replace the words “expects to” with the word “will.”

●	In the third and fourth sentences of the eighth paragraph (which begin, “In particular,…”), please clarify that the Company’s sole asset is a single General Partnership Interest, and not multiple General Partnership Interests.

●	In the second sentence of the tenth paragraph (which begins, “If the SEC…”), please add the phrase “or a court” after the word “SEC” and capitalize “operating partnership.”

●	In the second sentence of the eleventh paragraph (which begins, “Changes in…”), please replace the phrase “current policies” with the phrase “applicable laws and regulations, including” and delete the phrase “by the SEC and its staff.”

●	In the third sentence of the eleventh paragraph (which begins “If we or our subsidiaries…”), please add the phrase “being an ‘investment company’ as defined under the Investment Company Act or” between the word “avoid” and the phrase “being required to register.”

In response to the Staff’s comment, the Company has revised the risk factor contained on pages 8-10 of the Amended Registration Statement.

NRI Real Estate Investment and Technology, Inc.

August 18, 2023

An investor currently cannot hold its shares of common stock in Security Token form., page 19

4.	Please place the risks described here in context by briefly describing the current technological and regulatory limitations that may impact Templum’s ability to make the Security Tokens available for trading on the ATS. Briefly discuss the basis for your belief that your Security Tokens will be available for trading on Templum’s ATS by the end of the first half of 2023 and clarify in the heading and body of the risk factor that the Security Tokens may not be available for trading if Templum Markets or another ATS does not complete its registration process.

Although the Company had intended to enter into an agreement with a separate qualified custodian to facilitate the trading of Security Tokens via the Templum Markets ATS, the proposed Layer 1 public blockchain technology to issue the Security Token is implicated by the order (“Custodia FRB Order”) released by the Federal Reserve Board (“FRB”) in March 2023. This may affect the Company’s ability to issue the Security Tokens if custodians believe providing custodial services with respect to the Security Tokens would be in violation of the concerns raised in the Custodia FRB Order. The Company has revised its disclosure contained on pages 1, 46 and 61 and risk factor on page 18 of the Amended Registration Statement to address this issue. The Federal Reserve Board of Governors SR-7: Creation of Novel Activities Supervision Program, published August 8, 2023, while inviting dialog concerning use of permissionless public blockchain technologies in the tokenization of securities, does not yet mitigate such concerns relating to the provision and availability of custodial services with respect to Security Tokens developed on permissionless public blockchain networks.

The further development and acceptance of distributed ledger networks, page 19

5.	To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

The Company does not believe there will be any material impact on its operations of financial condition. However, in response to the Staff’s comment, the Company included risk factors contained on page 20 of the Amended Registration Statement to address any potential reputational harm.

There are various regulatory risks for the Company, page 20

6.	Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

The Company respectfully advises the Staff that it does not believe there are any material risks to its business from the possibility of regulatory developments related to crypto assets and crypto asset markets given it is real estate development company and does not plan to enter into the crypto asset market. However, in response to the Staff’s comment, the Company has revised the risk factor contained on page 19 of the Amended Registration Statement to discuss the potential implications of the Custodia FRB Order as it relates to the Security Tokens.

NRI Real Estate Investment and Technology, Inc.

August 18, 2023

Description of the Security Tokens, page 59

7.	Refer to your response to comment 2. Please disclose your policies to ensure compliance with securities regulations applicable to the issuance and secondary transfer of Security Tokens. Describe the procedures to effect secondary sales, including the material features of the Transfer Agent’s whitelisting procedures and AML/KYC procedures and the role of the custodians in transfers of Security Tokens effectuated other than on an ATS. Similarly revise the discussion on page 61 of the process and procedures for private secondary sales.

In response to the Staff’s comment, the Company has revised its disclosure on pages 61-62 of the Amended Registration Statement. The Company respectfully advises the Staff to reach out to the Transfer Agent regarding the Transfer Agent’s AML/KYC procedures.

Procedures for Obtaining Security Tokens, page 61

8.	You state that you currently expect to sign an agreement with a custodian to act as your designated custodian by the end of the first quarter of 2023, which will then enable custodial services for the Security Tokens, and trading of the Security Tokens by the end of the first half of 2023. In addition, we note that “[t]o the extent a holder of OP units or a secondary purchaser does not have a compatible existing custodian, they will be required to engage the Company’s custodian or another qualified custodian to hold the Security Tokens.” Please clarify that references to “designated custodian” or “custodian” do not mean that you or the ATS will act as custodian for the Security Tokens on behalf of buyers and sellers, and that even if the buyers and sellers of the Security Tokens utilize your custodian, buyers and sellers will maintain a direct relationship with that custodian as contemplated in the Three Step Letter.

In response to the Staff’s comment, the Company has revised its disclosure on page 61 of the Amended Registration Statement to clarify that neither the Company nor the ATS on the Company’s behalf will act as custodian for the Security Tokens. Further, at present, for the reasons stated in our response to Comment 4 above, there is no qualified custodian available to provide custodial services with respect to Security Tokens developed using permissionless public blockchain technology

9.	You state that “[b]ecause the layer one token is simply an extension of the book entry unit of account, the Transfer Agent system of record is automatically updated via the layer one token transfer process between custodial accounts to reflect the official recordation of the new owner upon receipt of notification of that the custodial transfer is complete.” This statement suggests that the Transfer Agent intends to use the blockchain as the official record of ownership for the Security Tokens. Please clarify the Transfer Agent’s intentions in this regard and, if so, tell us how this would be consistent with, and how the Transfer Agent intends to comply with, the applicable transfer agent rules, including for example the specific provisions of Rule 17Ad-7 and Rule 17Ad-10.

The Company acknowledges the Staff’s comment and advises the Staff that the Transfer Agent does not intend to use a public blockchain network as the official record of ownership for the Security Tokens. To the extent, in the future, a Security Token could be lawfully implemented on a permissionless public blockchain, the public blockchain technology and related smart contracts would be used as a messaging coordination layer to ensure consistency with the qualified custodian’s records and the master share record maintained by the Transfer Agent.

NRI Real Estate Investment and Technology, Inc.

August 18, 2023

10.	Refer to your response to comment 2. Please disclose the outsourced AML and KYC processes and procedures employed by North Capital Private Securities Corporation (NCPS) and Templum. In addition, describe the liability and indemnification provisions in your agreements with NCPS and Templum and the limitation of the protection provided by these provisions.

Both NCPS and Templum are required to comply with the anti-money laundering provisions of the U.S. Patriot Act as well as SEC regulations and FINRA rules regarding customer onboarding. The supervisory procedures of NCPS and Templum’s are not available to the Company. As SEC registrants, the Company believes that they would be obligated to provide these to the SEC if the SEC were to request them from NCPS and Templum, respectively. The Company respectfully advises the Staff that Mr. Scott Kalish (reachable at skalish@templum.com and (646) 956-1499) should be able to assist regarding Templum’s AML and KYC processes.

Pursuant to the Company’s agreement with Templum, the Company will indemnify Templum from and against any claims related to (i) a third party’s use of and/or access to the Templum ATS, (ii) Templum’s content (i.e., data, text, logos, trademarks) to the extent published or used pursuant to the agreement, (iii) Templum’s use of the Company’s logos, website, trade names or trademarks to the extent authorized, or (iv) any violations of securities regulations by the Company or its affiliates. Templum will not be liable to the Company for any failure of performance, delays, interruptions, or defects in any of the services. Notwithstanding the preceding sentence, the Company is not obligated to indemnify Templum for any losses, claims, damages or liabilities arising from Templum’s own gross negligence or willful misconduct. The agreement with Templum provides that the liability of the Company is limited to the amount of any fee paid by the Company to Templum during the twelve months prior to the date of the event giving rise to the claim.

Discrepancies Between the Blockchain and the Transfer Agent’s Book-Entry, page 62

11.	Refer to your response to comment 6. Please disclose the substance of the response in your amended registration statement.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 63 of the Amended Registration Statement.

Transfer Restrictions, page 62

12.	Refer to your response to comment 7. Please expand your description of the “investor portal” referenced on pages 61 and 62 including the “various features and functions” of the portal and disclose the stage of development of the portal. In addition, clarify whether you will only receive an opinion of counsel in connection with the removal of a transfer restriction if the Transfer Agent requires you to do so or if you intend to obtain an opinion of counsel regardless of whether the Transfer Agent requires such an opinion.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 61 of the Amended Registration Statement.

NRI Real Estate Investment and Technology, Inc.

August 18, 2023

Audited Financial Statements for the year ended December 31, 2021 and 2020, page F-1

13.	We have considered your response to our prior comment 9. Please have your auditor tell us the business purpose for engaging another accounting firm with its headquarters in New Delhi, India to remotely perform part of the audit procedures given that you do not appear to have any operations outside of the United States. In your response please have your auditors explain how the firm in New Delhi, India was engaged to perform part of the audit.

In response to the Staff’s comment, the Company respectfully advises the Staff that Berkower LLC (“Berkower”) advised the Company that the business purpose of utilizing ASA & Associates LLP (“ASA”) was to engage additional qualified and experienced staff specifically from a PCAOB registered audit firm to assist Berkower in connection with audits of certain Berkower clients, including, but not limited to, the Company. Berkower was connected to ASA and met with a lead partner from ASA in the Berkower New Jersey office to discuss providing the necessary level of assurance support services. Berkower and ASA executed a contract for ASA to provide assurance support services.

14.	We have considered your response to our prior comment 13. It appears you have determined a common control relationship did not exist at the time 1350 S Dixie Holdings LLC transferred the Thesis property to the operating partnership. Please revise your filing to account for the acquisition of the property by the operating partnership as a business or asset acquisition under ASC Topic 805 or provide us with a further analysis supporting your accounting conclusions.

In response to the Staff’s comment, the Company respectfully provides additional analysis and information to support its conclusion that the transaction should be accounted for as a change in ownership interest rather than an asset acquisition under ASC 805.W.

In an earlier letter responding to the Staff’s comments, the Company incorrectly used the phrase “reorganization of entities under common control” without providing sufficient analysis to demonstrate the existence of common control within the organization. The Company apologizes for any confusion caused by this miscommunication and is providing a thorough explanation of the control analysis of both the pre-transaction entity, 1350 S Dixie Holdings LLC, and the post-transaction entity, NRI Real Token LP.

Control Analysis of 1350 S Dixie Holdings LLC (Pre-Transaction):

1350 S Dixie Holdings LLC was formed on February 22, 2016, for the purpose of acquiring, developing, and operating the THesis property. The entity had two investors, NPI South Dixie LLC (“NPI South Dixie”) and 54M 1350 S Dixie Hwy LLC (“54M”), which contributed 20% and 80% of the equity, respectively. The Company’s VIE analysis concluded that NPI South Dixie had control of the VIE under ASC 810, as it had the power to direct the day-to-day activities of the limited liability company as specified in the LLC agreement. 54M’s rights were solely protective in nature and had no other voting rights. The kick-out rights are limited to cause, which are contractually explicit in the operating agreement. Therefore, NPI South Dixie was identified as the controlling entity.

Control Analysis of NRI Real Token LP (Post-Transaction):

After the transaction occurred on November 19, 2021, as per the NRI Real Token LP Agreement, the Sponsor General Partner, NRI Real Token Thesis LLC, gained full, complete, and exclusive discretion to manage and control the business of the Operating Partnership. The Sponsor General Partner had the authority to make decisions that significantly impacted the Partnership’s economic performance and had the obligation to absorb expected benefits and losses. Furthermore, the combined entities of NRI Real Token Thesis LLC, NRI Real Token Advisors LLC, and the Company as the General Partner collectively possess substantive rights and control the day-to-day operations of the entity.

NRI Real Estate Investment and Technology, Inc.

August 18, 2023

The Company carefully reviewed the Limited Partnership Agreement, and it is evident that limited partners’ rights are primarily protective in nature. They cannot participate in the management or control of the Operating Partnership’s business, nor can they transact any business for the Operating Partnership or bind the Operating Partnership. At the time of the transaction, the Sponsor General Partner held the exclusive power to manage and control the Operating Partnership’s operations, and kick-out rights are not present. Consequently, the Sponsor General Partner of NRI Real Token Thesis LLC was considered the primary beneficiary at the time of the closing of the transaction.

Considering these control analyses, it is the Company’s view that the accounting treatment for the transaction on November 19, 2021 should be accounted for as a change in ownership interest since control was maintained before and after the transaction. Accordingly, this should be treated as an equity transaction, resulting in no gain or loss on the income statement.

In addition to the control analysis, the Company also assessed whether this transaction met the criteria for a step acquisition or an asset acquisition under ASC 805. Based on the Company’s analysis, the Company concluded that neither of these criteria were met as there was no change in control as a result of the transaction, which is a requirement for a step acquisition or an asset acquisition defined by ASC 805. Upon further consideration of the transaction’s facts, the Company determined that ASC 805 was not applicable

After careful review and analysis, the Company continues to believe that the correct accounting treatment for the transaction on November 19, 2021, is accounting for changes in ownership interest. The control analysis demonstrates that control was maintained both before and after the transaction, supporting the equity transaction treatment.

General

15.	Refer to your response to comment 1. Please disclose the substance of your response that “the private key for the Security Token, when created, will be held by the qualified custodian” in the registration statement and revise as necessary to remove the implication that the investor will hold the private key.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 63 of the Amended Registration Statement.

16.	Please disclose any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations since your last reporting period, including any material impact from the price volatility of crypto assets.

The Company respectfully advises the Staff that it does not expect any significant developments in the crypto asset market to have a material effect on the Company’s business, financial condition or results of operation. In addition, the price volatility of crypto assets is not expected to have a material effect on the Company given it does not hold any crypto assets. However, in response to the Staff’s comment, the Company has revised the disclosure contained on page 20 of the Amended Registration Statement to include a risk factor regarding the potential effects of the developments in the crypto asset market if investors happen to confuse the Company as a crypto asset market participant.

NRI Real Estate Investment and Technology, Inc.

August 18, 2023

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Paul Berkowitz, Esq. at (305) 579-0658.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Paul Berkowitz
Paul Berkowitz, Esq.

cc:	Brent Reynolds, Chief Executive Officer